SEC FILE #82-1852

02049128

02 AUG -7

SUPPL

ATLAS · PACIFIC · LIMITED
ACN 009 220 053

0Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ATLAS PACIFIC LTD**
ABN	**32 009 220 053**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALEXANDER M. KERR
Date of last notice	29 JULY 2002

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	DEVELOPMENT ANALYSIS PTY LTD Director & Shareholder
Date of change	6 AUGUST 2002
No. of securities held prior to change	890,074 Ordinary Shares 1,267,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Class	Ordinary Shares
Number acquired	75,000
Number disposed	Nil
Value/ Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22,500.00

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

No. of securities held after change	965,074 Ordinary Shares 1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of Options to Shares

Part 2 , Change of directorÁs interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

6 August 2002

VATECH

TELEFAX

An: To:	SEC	Datum: Date:	6. August 2002
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	4
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	TX		Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at
Betreff: Subject:	VA Technologie AG – Presseinformation		

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VOEST ALPINE INDUSTRIEANLAGENBAU.

Mit freundlichen Grüßen

Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VATECH

TELEFAX

An: To:	Bloomberg	Datum: Date:	6. August 2002
Firma: Company:		Seiten / Pages: (incl. this page):	3
Fax:	01513266721		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	TX	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation**		

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VOEST ALPINE INDUSTRIEANLAGENBAU.

Mit freundlichen Grüßen

Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESSEINFORMATION

VAI errichtet neue Stranggießanlage bei voestalpine Stahl, Linz

Weltweite Marktführerschaft in Stranggießtechnologie

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI) erhielt von voestalpine Stahl GmbH den Auftrag für die Errichtung einer neuen 1-Strang-Brammenanlage im Linzer Stahlwerk LD3. Die Anlage ist Teil eines großangelegten Erweiterungsprojektes für den Standort Linz.

Die Stranggießanlage ist für eine Jahresleistung von 1.200.000 t ausgelegt, die Inbetriebnahme ist für das 2. Quartal 2004 vorgesehen.

Die von VAI zu liefernde Stranggießanlage entspricht dem modernsten Stand der Technik und ist mit den neuesten VAI-Entwicklungen wie etwa dem MoldEXPERT-Kokillenüberwachungssystem oder dem VAI-Q Slab Qualitätssteuerungssystem ausgestattet.

Darüber hinaus ist VAI für das theoretische und praktische Training des voestalpine-Personals, für die Montageberatung, Inbetriebnahme und die Durchführung der Leistungstest verantwortlich.

voestalpine Stahl betreibt am Standort Linz bereits drei von VAI gelieferte Stranggießanlagen. Die exzellenten Erfahrungen hinsichtlich Brammenqualität und Produktivität haben wesentlich zur Vergabe des Auftrags an VAI beigetragen.

Dieser Auftrag bestätigt VAI´s Technologieführerschaft sowie die weltweite Marktführerschaft in der Stranggießtechnologie.

++++2002-08-06

Für Rückfragen steht Ihnen gerne zur Verfügung:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), ein Unternehmen der börsenotierten VA Technologie AG, ist ein weltweit führendes Engineering- und Anlagenbauunternehmen der Eisen-, Stahl- und Aluminiumindustrie mit multinationaler Ausrichtung und besonderen Stärken in Technologie, Automation und Service. VAI beschäftigt weltweit 3.550 Mitarbeiter.

Diese und weitere Presseaussendungen der VAI und des VA TECH-Konzerns sind auf den Homepages www.vatech.at und www.vai.at abrufbar bzw. können mittels automatischem Abo-Service individuell zugesandt werden.

Für Rückfragen steht Ihnen gerne zur Verfügung:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI to install new Continuous Caster at voestalpine Stahl Linz/Austria

Global market leadership of VAI in continuous casting technology

voestalpine Stahl GmbH awarded VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI) the contract for the erection of a new one-strand slab caster in the Linz LD 3 steelmaking plant. The caster is part of a large-scale enlargement project for the Linz location.

The continuous caster has been designed for an annual production of 1.200,000 tons, start-up is scheduled for the second quarter of 2004.

The continuous caster to be delivered by VAI corresponds to the latest state of the art of casting technology and includes the latest VAI developments such as the MoldEXPERT mold monitoring system or the VAI-Q Slab quality control system

In addition VAI is responsible for the theoretical and practical training of the voestalpine personnel, for the assembly consultation, the startup and the performance test.

voestalpine Stahl already operates three different continuous casters at the Linz location, all of which were delivered by VAI. The excellent data with respect to slab quality and productivity were essential factors that led to the decision to award the contract to VAI.

This contract proves the technological leadership as well as the global market leadership of VAI in continuous casting technology.

++++2002-08-06

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,550 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402-1609

612.607.7000
Fax 612.607.7100

Brussels
Geneva
Los Angeles
Minneapolis
New York
Orange County
Paris
Silicon Valley

oppenheimer.com

FAX COVER LETTER

August 5, 2002

TO:	**Ms. Carolyn Truman**
COMPANY:	**Securities and Exchange Commission**
FAX:	**202-942-~~2825~~ 9525**
FROM:	**Robin Moulin**
DIRECT DIAL:	**612-607-7563**
E-MAIL:	**RMoulin@oppenheimer.com**
RE:	**Market Trading and 10b5-1 Plans**

COMMENTS:

Originals: ☒ **Not being sent** **Sent by:** ☐ **Post Office** ☐ **Messenger** ☐ **Air Courier** ☐ **E-Mail**

Completed by : **Amy L. Trudeau / 7526**

You should receive __3__ page(s) including this page.
If the transmission is incomplete, please call 612.607.7276 as soon as possible.

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

612.607.7000
Fax 612.607.7100

Brussels
Geneva
Los Angeles
Minneapolis
New York
Orange County
Paris
Silicon Valley
oppenheimer.com

Direct Dial: (612) 607-7563
E-Mail: RMoulin@oppenheimer.com

August 5, 2002

VIA FACSIMILE

Carolyn Truman
Office of Chief Counsel, Division of
Corporate Finance
Securities and Exchange Commission

Re: Market Trading and 10b5-1 Plans

Dear Carolyn:

As we discussed last week, please review the following scenario with your colleagues and advise.

A proposed 10b5-1 trading plan includes a formula which sets a base number of shares to sell per week, and includes an adjustment provision based upon the volume available under Rule 144(e). The plan states explicitly that the sales are subject to (1) a minimum price, and (2) minimum and maximum numbers of shares that can be sold in a given week, subject in all cases to Rule 144(e)'s volume limitation. The goal of the plan is to allow the shareholder to sell the maximum shares allowed under Rule 144(e)'s volume limitation. Given the market for the issuer's shares, it is anticipated that the 144(e) limit will in all cases be determined on the basis of the four-week average, which far exceeds 1% of the outstanding shares.

Our questions relate to how subsequent sales outside of the trading plan in each of the following scenarios may affect any affirmative defenses available under Rule 10b5-1 (i.e., would these sales constitute "subsequent influence" according to Rule 10b5-1(c)(1)(i)(B)(3))? (Assume that the outside sales themselves satisfy Rule 10b5.)

1. Seller makes one or more market sales outside the plan. When the time comes to make the next sale under the plan, the minimum plan amount can be sold by the broker, but no additional amount can be sold as no volume is available.

2. Seller makes a market sale which intentionally takes advantage of the full maximum amount available under 144(e). When the broker attempts to make the next sale prescribed by the plan, no shares can be sold.

3. Seller makes one or more small market sales, after which there is an unexpected decrease in the shares volume. These events, coupled together, prevent the next plan-prescribed sale.

I appreciate any guidance you can provide. Please feel free to contact me if you have any questions.

Sincerely,

Robin Moulin
Law Clerk

RM:rjm

cc: Michael J. Kolar

SEC FILE #82-1852

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ATLAS PACIFIC LTD

ABN

32 009 220 053

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	225,000 (new shares to be issued following conversion of options)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New shares rank equally to existing ordinary shares on issue
5	Issue price or consideration	30 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options 225,000, 30 cent exercise price (14-Oct-02 expiry date)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,846,230	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,850,309	Options (30 cents) Exp 14 October 2002
		180,000	Options (30 cents) Exp 31 December 2002

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

4.3 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6/8/02..........
(~~Director~~/Company secretary)

Print name: SIMON ADAMS

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